BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



20 April 2006



US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 20 April 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Immediate Release

20 April 2006

Budapest Airport Traffic for March 2006 and Financial Year 2005-06

Budapest Airport handled 595,160 passengers in March, an increase of 13,849 passengers, or 2.4%, on March 2005. Total passenger numbers rose to 8.2 million for the 12 months to March 2006, which is a 19.7% increase over the same period last year.

The number of passengers travelling by low-cost airlines reached 183,872, a 4.3% rise. In the year ending March 2006, Budapest handled around 2.3 million low-cost passengers.

The number of air transport movements in March increased by 0.6% to 10,107 movements, compared with the same period last year. In the 12 months to March 2006, Budapest handled 126,830 air transport movements, a rise of 8.1% on the previous 12-month period.

The small increase in passengers and air transport movements in March is as a result of the effect of Easter. In 2005 Easter occurred in March while in 2006 Easter occurred in April.

Cargo traffic, which is not affected by Easter, had a strong March. Budapest Airport handled more than 8,127 tonnes of cargo, a 36% rise on the same period last year. During the past 12 months, cargo traffic reached 76,642 tonnes.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



BAA

Budapest Airport, traffic figures, March 2006

	March 2006	% Change Mar 05 to Mar 06	12 months to March 2006	% Change
Passengers (000s)	595.2	+2.4 %	8,188.5	+19.7%
Scheduled passengers	568.1	+3.8%	7,533	+22.9%
of which low-cost passengers	*183.9*	*+4.3%*	*2,284.4*	*+66%*
Charter passengers	27	-21.4%	655.4	-8.3%
Transfer passengers (000s)	47.4	+8.3%	746.5	+24%
Air transport movements	10.107	+0.6%	126.830	+8.1%
Cargo (tonnes)	8,127.4	+36%	76,641.9	-2.7%

Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results. For the avoidance of doubt, traffic figures do not constitute a forecast of the profits of the Group.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692